Exhibit 99
                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
UNILEVER PLC

2) Name of director
ALL DIRECTORS IN COMMON WITH ALL EMPLOYEES OF UNILEVER PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
SHARES HELD BY UNILEVER EMPLOYEE SHARE TRUST (JERSEY)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
GREENWOOD NOMINEES LIMITED ACCOUNT NO: 438308

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s) NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
EXERCISE OF SHARESAVE OPTIONS BY SCHEME PARTICIPANTS

7) Number of shares/amount of
stock acquired

N/A

8) Percentage of issued class

N/A

9) Number of shares/amount
of stock disposed

i) 472

ii) 1,040

Total = 1,512

10) Percentage of issued class
NEGLIGIBLE

11) Class of security
ORDINARY 1.4P SHARES

12) Price per share

i) 514.00p

ii) 425.00p

13) Date of transaction
16.07.03

14) Date company informed
17.07.03

15) Total holding following this notification
48,019,732

16) Total percentage holding of issued class following this notification
1.649


If a director has been granted options by the company please complete the following boxes

17) Date of grant
N/A

18) Period during which or date on which exercisable
N/A

19) Total amount paid (if any) for grant of the option
N/A

20) Description of shares or debentures involved: class, number
N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
N/A

22) Total number of shares or debentures over which options held following this notification
N/A

23) Any additional information
N/A

24) Name of contact and telephone number for queries
AM DEGUN
020 7822 6039


25) Name and signature of authorised company official responsible for making this notification
CHERYL HAMPTON-COUTTS
ASSISTANT COMPANY SECRETARY


26)Date of Notification

17 July 2003.